EXHIBIT 99.1

eFuture Announced Appointments of a New CEO and Two New Independent Directors

BEIJING, March 11, 2015 (GLOBE NEWSWIRE) -- eFuture Information Technology Inc. (Nasdaq:EFUT) (the "Company" or "eFuture"), a leading provider of software and mobile social shopping network services to China's rapidly growing retail and consumer goods industries, today announced the appointments of a new CEO and two independent directors.

Mr. Adam Yan, who will remain Chairman of the Company, resigned from his position of CEO to focus on the corporate strategy and innovative business effective March 10, 2015. Mr. Weiquan Ren, who became CEO and remains as a board director, resigned his positions as the chairman of the Audit Committee, member of the Compensation Committee and the Corporate Governance Committee due to impairment of independence effective March 10, 2015.

Mr. Ren has served as a senior partner at Cybernaut Capital since 2006. He also served as Executive President of Shanshan Investment Holding Co., Ltd. from 2012 to 2014 and president of Shanghai Stock Exchange listed Ningbo Shanshan Co., Ltd. from 2011 to 2012. He was Vice President of Founder Holdings Company Limited and Chief Executive Officer of its Hong Kong-listed subsidiary Beijing Founder Electronics Co., Ltd, from 2001 to 2006, Vice President of Shanghai-listed Founder Technology Group Corp. from 1998 to 2001, and General Manager of Founder Group's Hangzhou branch from 1993 to 1998. He holds a master's degree in engineering from the Department of Electric Machine Engineering of Zhejiang University and a bachelor's degree in engineering from the Department of Information Science and Electronic Engineering of Zhejiang University. Mr. Ren leverages his vast experience to provide the company with key insights into the capital market and operational management.

"While welcoming Weiquan to eFuture, Weiquan's veteran experience as a management professional and in the capital markets will greatly assist eFuture in bringing innovation to its retail services and solutions," Adam Yan, Chairman, said.

On his appointment, Weiquan said, "eFuture has shown strong growth last year under its current leadership and I am delighted to be CEO of this innovative company. I have an opportunity to continue to build a great organization and I am a believer in the Company's mission of 'Creating a happy consumer world.'"

In addition, Mr. Roger Zhang was appointed as an independent director, the Chairman of the Audit Committee and the member of Corporate Governance Committee, and Mr. Roy Zhou was appointed as an independent director and the member of the Audit Committee, the Compensation Committee and the Corporate Governance Committee. As the result of the foregoing appointments, the Audit Committee now consists of Mr. Roger Zhang as chairman, Mr. John Dai and Mr. Roy Zhou; Compensation Committee consists of Mr. John Dai as chairman, Mr. Roy Zhou and Mr. Ming Zhu; and the Corporate Governance Committee consists of Mr. Ming Zhu as chairman, Mr. Roger Zhang and Mr. Roy Zhou.

Mr. Zhang, a U.S. Certified Public Accountant, is the Chief Financial Officer of EMAR Online Technology. Before joining EMAR, he served as Chief Financial Officer of Shenzhen Stock Exchange listed China TransInfo Technology Group Co., Ltd from 2011 to 2014. From July 2005 to July 2007, Mr. Zhang was the Asia Pacific Controller of DraftFCB as well as the Asia Pacific Lead Area Controller of Interpublic Group of Companies, Inc. (DraftFCB's parent company), one of the world's largest advertising and marketing services companies. From 1997 to 2004, Mr. Zhang worked in several finance and accounting positions in the United States. Mr. Zhang holds an MBA in accounting degree from J. Mack Robinson School of Business, Georgia State University, and Master of Arts degree in Economics from Georgia State University, and Master of Sciences degree in Environmental Science from East China Normal University in Shanghai.

Mr. Zhou, a seasoned veteran in internet and online advertising, currently serves as the CEO of Yoyi Digital Inc., a leading provider in the multi-screen programmatic buying platform in China. He also successfully led Yoyi's C and D round fund-raising in recent years. Before Yoyi, Mr. Zhou served as the Head of Google AdSense from 2006 to 2011 in the Asia Pacific region, building the high performing teams, turning Google Adsense to the No.1 Ad Network in the region, and growing the revenues to US$ 1 billion in less than six years. He holds a Master of Business Administration of Haas School of Business, University of California-Berkeley.

Adam added, "Roy and Roger are both highly experienced management professionals with over twenty-year experience in the internet and TMT sector. The Board and management are delighted to welcome them on board and we look forward to working with them."

"I believe the expertise of our new CEO and directors will accelerate our success in implementing omni-channel retail solutions and myStore strategy for our customers. We expect to be a leader in the transformational change in China's consumer and retail industry," Adam concluded.

ABOUT EFUTURE INFORMATION TECHNOLOGY INC.

eFuture Information Technology Inc. (Nasdaq:EFUT) is a leading provider of software and mobile social shopping network services to China's rapidly growing retail and consumer goods industries. eFuture's clients include 1,000+ active retailers with more than 50,000 physical stores across China, which above 45 companies were ranked among the top 100 chain retailers during 2013. As a pioneer and proponent of omni-channel and mobile internet solutions in Asia-pacific, we developed myStore, a mobile shopping social network, to connect consumers and physical stores. For more information about eFuture, please visit http://www.e-future.com.cn.

SAFE HARBOR

This announcement contains forward-looking statements. These statements are made under the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as "will," "expects," "anticipates," "future," "intends," "plans," "believes," "estimates" and similar statements. eFuture may also make written or oral forward-looking statements in periodic reports to the Securities and Exchange Commission (the "SEC"), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to second parties. Statements that are not historical facts, including statements about the Company's beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: eFuture's anticipated growth strategies; eFuture's future business development, results of operations and financial condition; expected changes in the Company's revenue and certain cost or expense items; eFuture's ability to attract clients and leverage its brand; trends and competition in the software industry; the Company's ability to control expenses and maintain profit margins; the Company's ability to hire, train and retain qualified managerial and other employees; the Company's ability to develop new software and pilot new business models at desirable locations in a timely and cost-effective manner; the performance of third parties under contracts with the Company; the expected growth of the Chinese economy software market in retail and consumer goods industries; and Chinese governmental policies relating to private managers and operators of software and applicable tax rates.

Further information regarding these and other risks will be included in eFuture's annual report on Form 20-F and other documents filed with the SEC. All information provided in this press release and in the attachments is as of March 11, 2015, and the Company undertakes no duty to update such information or any other forward-looking information, except as required under applicable law.

CONTACT: Investor Contact:

         Troe Wen, Company Secretary
         eFuture Information Technology Inc.
         +86 10 5293 7699
         ir@e-future.com.cn